BioHarvest Sciences Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2026

(Expressed in U.S. dollars)

As of August 11, 2026

1140-625 Howe Street, Vancouver

British Columbia V6C 2T6, Canada

www.bioharvest.com

BIOHARVEST SCIENCES INC. Management’s Discussion and Analysis

Introduction

The following Management’s Discussion and Analysis (“MD&A”) for BioHarvest Sciences Inc., together with its wholly owned subsidiaries (“BioHarvest Sciences” or the “Company”) prepared as of August 11, 2026, and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (collectively IFRS Accounting Standards). All amounts (other than per share amounts) are stated in U.S dollars rounded to the nearest thousand, unless otherwise indicated.

The following information should be read in conjunction with the audited consolidated financial statements of the Company (the “consolidated financial statements”) for the year ended December 31, 2025, and the related notes to those financial statements.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

The Company is publicly listed and traded on the Nasdaq Stock Market under the symbol BHST and traded on the Frankfurt Stock Exchange, Munich Stock Exchange, Stuttgart Stock Exchange and Dusseldorf Stock Exchange under the symbol 8MV0.

Continuous disclosure materials are available on our website at www.bioharvest.com. This additional information is not incorporated into this Management’s Discussion and Analysis and does not constitute a part of this Management’s Discussion and Analysis.

BIOHARVEST SCIENCES INC. Management’s Discussion and Analysis

Cautionary statement regarding forward-looking statements

This MD&A contains certain information that may constitute “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Such statements can be identified by the use of forward-looking terminology such as “expect,” “likely”, “may,” “will,” “should,” “intend,” or “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. The forward-looking statements included in this MD&A are made only as of the date of this MD&A. Forward-looking statements in this MD&A may include, but are not limited to, statements with respect to: a) licensing risks; b) regulatory risks; c) change in laws, regulations and guidelines; d) market risks; e) expansion of facilities; f) history of net losses; and g) competition. Certain of the forward-looking statements and forward-looking information and other information contained herein concerning the, nutraceutical, pharmaceutical and cosmeceutical industries, the general expectations of the Company concerning these industries and concerning the Company are based on estimates prepared by the Company using data from publicly available governmental sources, from market research and industry analysis and on assumptions based on data and knowledge of these industries,  which the Company believes to be reasonable. The Company is not aware of any misstatement regarding any industry or government data presented herein. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement. In particular, but without limiting the foregoing, disclosure in this MD&A under “Nature of the Business and Overview of Operations” as well as statements regarding the Company’s objectives, plans and goals, including future operating results and economic performance may make reference to or involve forward-looking statements. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. See “Risk and Uncertainties” for further details. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. You should not place undue reliance on forward- looking statements contained in this MD&A. The Company undertakes no obligation to update or revise any forward-looking statements.

BIOHARVEST SCIENCES INC. Management’s Discussion and Analysis

Going concern

The unaudited interim condensed consolidated financial statements have been prepared on a going concern basis in accordance with IFRS Accounting Standards. Management has evaluated the Company’s ability to continue as a going concern for a period of at least twelve months from the date these unaudited interim condensed consolidated financial statements are issued.

The Company has a history of operating losses and has not yet achieved sustained cash-flow profitability. For the six-month period ended June 30, 2026, the Company generated revenues of $17,344 and incurred a net operating loss. As of June 30, 2026, the Company had cash and cash equivalents of $15,211. These conditions, together with the need for continued investment in operations and the uncertainty regarding the timing and availability of additional financing, represent factors that raise substantial doubt about the Company’s ability to continue as a going concern.

The Company may require additional capital to fund its long-term growth strategy and planned capital investments. If required, the Company intends to raise such capital through one or more of the following: the issuance of equity or equity-linked securities, debt financing, strategic collaborations, licensing arrangements or other financing transactions. The Company is listed on the Nasdaq Capital Market and has previously demonstrated access to the capital markets; however, there can be no assurance that additional financing will be available on acceptable terms, or at all.

Based on management’s assessment, the Company has adequate resources to continue in operational existence for the foreseeable future. Accordingly, despite the factors noted above, the going concern basis of preparation remains appropriate, and these consolidated financial statements do not include any adjustments that might result from the outcome of uncertainties related to the going concern assessment.

The unaudited interim condensed consolidated financial statements of the Company were authorized for issue by the Board of Directors on August 11, 2026.

BIOHARVEST SCIENCES INC. Management’s Discussion and Analysis

NATURE OF BUSINESS AND OVERVIEW OF OPERATIONS

1.Summary

BioHarvest Sciences Inc. (the “Company” or “BioHarvest Sciences”) was incorporated under the Business Corporations Act of British Columbia on April 19, 2013.

On February 2025, the Company completed a voluntary delisting process of its common shares from the Canadian Securities Exchange and continue to be listed on the Nasdaq Stock Market.

The registered address of the Company is 1140-625 Howe St., Vancouver, BC V6C 2T6, Canada.

2.Corporate Structure

3.Overview of the business

The Company is a biotechnology company that has developed the Botanical Synthesis Platform Technology, which enables the industrial scale cultivation of active plant ingredients in bioreactors, without growing the plant itself. The platform technology is a non-genetically modified organism platform that produces plant cells with higher concentrations of active ingredients (as compared to those that are produced naturally), as well as high levels of solubility and bio-availability. The platform technology is economical, ensures consistency and avoids the negative environmental impacts associated with traditional agriculture by providing consistent product production, a year-round production cycle and products that are devoid of sugar, calories and contaminants, such as pesticides, heavy metals and residues.

The Company operates through two business units:

1.The Products Business Unit - Marketing and sales of science-based health and wellness nutraceutical solutions, sold as dietary supplements, functional food and beverages (capsules, powders, chews, coffee, teas and powder electrolyte beverages). The Products Business Unit sources its red grape cell powder from the CDMO Services Business Unit, it then uses other third-party manufacturers and contractors to encapsulate, integrate, package and ship the finished product for the direct sale to end consumers.

BIOHARVEST SCIENCES INC. Management’s Discussion and Analysis

2.The CDMO Services Business Unit - A Contract Development and Manufacturing Organization (“CDMO”) providing end-to-end development and manufacturing services for plant-based active molecules to pharmaceuticals, cosmeceuticals, nutraceuticals and nutrition customers. The CDMO serves both the Company’s Products Business Unit (as its exclusive manufacturer of VINIA® red grape cell powder) and external customers from the pharmaceutical, cosmeceutical, nutraceutical and nutrition industries.

Effective January 1, 2026, following a change in the Company’s organizational structure and internal management reporting lines, the Company modified the basis on which segment operating profit (loss) is measured and reviewed by the Company’s chief operating decision maker. Specifically, certain revenues and operating expenses (including cost of goods, research and development, sales and marketing and general and administrative), which were previously allocated to segments based on reporting lines, are now allocated to the operating segments based on direct attribution to the relevant business unit in accordance with the revised management reporting lines, a measure of resource consumption, head-count or a revenue-based key.

The revised measurement basis reflects the adoption of an arm’s length approach, whereby inter-segment revenues and the allocation of shared costs between the operating segments are determined on terms that would apply between independent parties acting at arm’s length, consistent with the manner in which performance is now reviewed by the Company’s chief operating decision maker.

The change did not affect the identification of the Company’s reportable segments, which continue to be the Products business unit and the CDMO Services business unit, nor does it affect the Company’s consolidated revenues, operating loss, net loss or financial position. The change affects only the allocation of revenues and operating expenses, and accordingly the measurement of segment operating profit (loss), among the existing segments.

Products Business Unit Activities

The Products Business Unit markets and sells VINIA®, a red grape (Vitis vinifera) polyphenol/antioxidant superfruit product manufactured by the Company’s CDMO Services business unit. VINIA® is a fine, dry pink-purple powder rich in piceid resveratrol and a full matrix of polyphenols in their natural state, delivering the benefits of red wine consumption without sugar, calories or alcohol. It is highly soluble and free of genetic modification or solvent extraction.

Since its U.S. launch in May 2021, the Company has achieved close to $100 million in cumulative VINIA® sales. In Q2 2026, VINIA® revenues grew 3% year-over-year.

The VINIA® product portfolio continues to expand through the Company’s “VINIA Inside” and “Superior Science, Superior Efficacy & Superior Taste” strategies:

•VINIA® capsules – the core product, driving the majority of revenues;

•VINIA® Superfood Coffee and Tea – launched in late 2023, available on Amazon including K-Cup compatible formats;

•VINIA® 2X Formula Chew – launched June 2025, targeting athletes and active consumers; 3rd-party certified by Informed Sport;

•VINIA® Blood Flow Hydration Electrolyte – launched November 2025.

BIOHARVEST SCIENCES INC. Management’s Discussion and Analysis

Contract Development and Manufacturing Organization (“CDMO”) Services Business Unit

The CDMO Services Business Unit leverages the Botanical Synthesis Platform Technology to develop and manufacture plant-based active molecules for the Company’s Products Business Unit and for external customers. The CDMO manufactures VINIA® red grape cell powder for the Products Business Unit, serving as its primary manufacturing partner, and also engages external customers under end-to-end development and manufacturing agreements.

The platform technology enables the development of patentable small molecules and/or complex molecules, with advantages including lower development costs, faster timelines and non-immunogenic properties.

Key CDMO developments and contracts:

•Tate & Lyle partnership (December 2024) – developing next-generation plant-based sweeteners;

•Fragrance compound contract (May 2025) – developing a plant-derived fragrance ingredient targeting the multi-billion-dollar scents market;

•Plant-derived exosomes (September 2025) – successful large-scale bioreactor production of exosomes enriched with viniferin, a high-value antioxidant polyphenol;

•Saffron Tech Ltd. collaboration (October 2025) – developing and commercializing saffron-derived botanical compounds via parallel solid- and liquid-phase CDMO development.

The Company expects to sign additional contracts during 2026 with customers from the pharmaceutical, nutraceutical, cosmeceutical and food ingredients industries.

The CDMO, independently of any particular contract, also continues to invest in the development of additional molecules and compounds in order to advance their cell culture state before offering them to customers. One of the examples is the Olive Cell compound, which not only has reached a stage 3 synthesis developmental stage, but has also demonstrated in-vitro results for reducing fat accumulation in human liver cells (NAFLD model). Other examples include Pomegranate and blueberry.

Environmental, Social and Governance Reporting

The Company published its inaugural ESG Report in September 2021, aligned with the UN Sustainable Development Goals, TCFD and SASB frameworks, and received the Business Intelligence Group’s Sustainability Leadership Award in 2022. The Company has adopted the COSO Internal Control – Integrated Framework (2013) and has implemented key HR policies including Belonging, Inclusion, Diversity and Equity; Whistle Blower; and Grievance policies, which were rolled out to all employees in Q2 2025.

BIOHARVEST SCIENCES INC. Management’s Discussion and Analysis

Significant Developments

To better understand the Company’s financial results, it is important to gain an appreciation of the significant events, transactions and activities that occurred during or have affected the period under review up to and including the date of this MD&A.

•During Q1’26, the Company fully repaid its short-term 16% and 20% loan facilities.

•On April 29, 2026, the Company announced a strategic leadership transition directly aligned with the evolution of its “two-lens” growth strategy. Dr. Zaki Rakib, Co-Founder and Executive Chairman, assumed the role of Chief Executive Officer, consolidating leadership of R&D, Manufacturing, and Operations under the CDMO Services Business Unit in a unified structure. Ilan Sobel, who served as Chief Executive Officer since 2020, transitioned from his executive role and was appointed to the Company’s Board of Directors, where he will maintain a focused mandate on the Products business and the continued expansion of VINIA®. The transition reflects the Board’s conviction that dedicated, segment-aligned leadership will strengthen the Company’s long-term competitive position and is consistent with the change in organizational structure and internal management reporting lines implemented effective January 1, 2026, under which inter-segment revenues and cost allocations were restructured on an arm’s length basis to better reflect the distinct operations of each business unit.

Selected Quarterly Information

	Three months ended June 30,
	2026	2025	2024
	USD in thousands
Revenues	8,837	8,515	6,027
Net loss and comprehensive loss	(3,715)	(4,080)	(687)
Basic and diluted loss per share	(0.17)	(0.24)	(0.04)

	Six months ended June 30,
	2026	2025	2024
	USD in thousands
Revenues	17,344	16,375	11,371
Net loss and comprehensive loss	(6,356)	(6,418)	(7,268)
Basic and diluted loss per share	(0.28)	(0.37)	(0.48)

	As of June 30,
	2026	2025	2024
	USD in thousands
Cash and cash equivalents	15,211	3,727	5,168
Total Assets	44,569	27,798	27,014
Total current liabilities	11,676	17,105	8,938
Total non-current liabilities	13,129	14,916	11,374

BIOHARVEST SCIENCES INC. Management’s Discussion and Analysis

Three-month period ended June 30, 2026, compared to the three-month period ended June 30, 2025:

Revenues were $8,837 thousands for the three months ended June 30, 2026, of which 93% relates to the Products Business Unit of the Company, as compared to $8,515 thousands during the same period in the prior year. In Q2’26, the Products Business Unit grew 3% and the CDMO services Business Unit grew 13% as compared to the same period in the prior year.

Cost of revenues were $3,755 thousands for the three months ended June 30, 2026, as compared to $3,429 thousands during the same period in the prior year. The increase is due to revenue mix, growth in production, demand and sales during the period.

Gross margins were 58% for the three months ended June 30, 2026, as compared to 60% during the same period in the prior year.

Research and development expenses were $1,664 thousands for the three months ended June 30, 2026, as compared to $1,337 thousands during the same period in the prior year. The increase was primarily attributable to higher technology development expenditures within the CDMO Services Business Unit.

Sales and marketing expenses, which relate mainly to the Products Business Unit were $4,380 thousands for the three months ended June 30, 2026, as compared to $3,987 thousands during the same period in the prior year. The change is due to the higher marketing expenditure and wages and salaries required to support sales growth in both segments.

General and administrative expenses were $1,545 thousands for the three months ended June 30, 2026, as compared to $1,577 thousands during the same period in the prior year.

Finance expenses, net were $1,156 thousands for the three months ended June 30, 2026, as compared to $2,226 thousands during the same period in the prior year. The net finance expenses reported do not reflect a cash outflow burden but are primarily attributable to non-cash items - most notably the accretion of interest and exchange rate impact on accounting provisions recognized under IFRS. These non-cash charges have no impact on the Company’s liquidity or cash position.

On June 30, 2026, the Company had cash and cash equivalents together with bank deposits of $16,223 thousands (June 30, 2025, $3,727 thousands).

BIOHARVEST SCIENCES INC. Management’s Discussion and Analysis

Six-month period ended June 30, 2026, compared to the six-month period ended June 30, 2025:

Revenues were $17,344 thousands for the six months ended June 30, 2026, of which 94% relates to the Products Business Unit of the Company, as compared to $16,375 thousands during the same period in the prior year. In H1’26, the Products Business Unit grew 4% and the CDMO services Business Unit grew 43% as compared to the same period in the prior year.

Cost of revenues were $7,225 thousands for the six months ended June 30, 2026, as compared to $6,694 thousands during the same period in the prior year. The increase is due to revenue mix, growth in production, demand and sales during the period.

Gross margins were 58% for the six months ended June 30, 2026, as compared to 59% during the same period in the prior year.

Research and development expenses were $3,058 thousands for the six months ended June 30, 2026, as compared to $2,582 thousands during the same period in the prior year. The change was primarily attributable to technology development expenditures within the CDMO Services Business Unit.

Sales and marketing expenses, which relate mainly to the Products Business Unit were $8,506 thousands for the six months ended June 30, 2026, as compared to $7,668 thousands during the same period in the prior year. The change is due to the higher marketing expenditure and wages and salaries required to support sales growth in both segments.

General and administrative expenses were $2,896 thousands for the six months ended June 30, 2026, as compared to $2,965 thousands during the same period in the prior year.

Finance expenses, net were $1,917 thousands for the six months ended June 30, 2026, as compared to $2,807 thousands during the same period in the prior year. The net finance expenses reported do not reflect a cash outflow burden but are primarily attributable to non-cash items - most notably the accretion of interest and exchange rate impact on accounting provisions recognized under IFRS. These non-cash charges have no impact on the Company’s liquidity or cash position.

On June 30, 2026, the Company had cash and cash equivalents together with bank deposits of $16,223 thousands (June 30, 2025, $3,727 thousands).

BIOHARVEST SCIENCES INC. Management’s Discussion and Analysis

Summary of Quarterly Results

The following represents the summarized quarterly financial results for the past eight quarters:

	Three-month period ended
	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025
	USD in thousands
Revenues	8,837	8,507	9,066	9,067
Net loss before income taxes	3,663	2,595	2,268	2,450
Net loss	3,715	2,641	2,204	2,513
Net loss per share	(0.17)	(0.11)	(0.10)	(0.14)

	Three-month period ended
	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024
	USD in thousands
Revenues	8,515	7,860	7,278	6,539
Net loss before income taxes	4,041	2,300	2,948	2,689
Net loss	4,080	2,338	2,956	2,689
Net loss per share	(0.24)	(0.13)	(0.17)	(0.16)

Financial instruments and risk management

The Company is exposed to a variety of financial risks, which results from its financing, operating and investing activities. The objective of financial risk management is to contain, where appropriate, exposures to these financial risks to limit any negative impact on the Company’s financial performance and position. The Company’s financial instruments are its Cash and cash equivalents, Bank deposits, Restricted cash, Trade accounts receivable, Other accounts receivable, Trade accounts payable, Other accounts payable, Loans, Lease liabilities and Liability to Agricultural Research Organization. The main purpose of these financial instruments is to raise finance for the Company’s operation. The Company actively measures, monitors and manages its financial risk exposures by various functions, including the segregation of duties and the application of financial control principals. The risks arising from the Company’s financial instruments are mainly currency risk and liquidity risk. The Company has no interest rate risk as the balances exposure to interest is minimal. The risk management policies employed by the Company to manage these risks are discussed below.

Foreign currency risk

Foreign exchange risk arises when the Company enters into transactions denominated in a currency other than its functional currency. The Company is exposed to currency risk to the extent that there is a mismatch between the currency in which it is denominated and the respective functional currency of the company. The currencies in which some transactions are primarily denominated are CAD, US dollars and NIS. The Company’s policy is not to enter into any economic hedging transactions to neutralize the effects of foreign currency fluctuations.

BIOHARVEST SCIENCES INC. Management’s Discussion and Analysis

Liquidity and Capital resources

The consolidated financial statements have been prepared on a going concern basis whereby the Company is assumed to be able to realize its assets and discharge its liabilities in the normal course of operations. The consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern assumption was not appropriate for the consolidated financial statements, then adjustments of a material nature would be necessary in the carrying value of assets such as property and equipment, liabilities, the reported expenses, and the balance sheet classifications used. Management continues to pursue financing opportunities for the Company to ensure that it will have sufficient cash to carry out its planned programs beyond the next year.

At June 30, 2026, the Company had cash and cash equivalents of $15,211 thousands (June 30, 2025, $3,727 thousands). The Company had current assets of $26,180 thousands (June 30, 2025, $10,326 thousands) and current liabilities of $11,676 thousands (June 30, 2025, $17,105 thousands).

At June 30, 2026, the Company had net working capital of $14,504 thousands (June 30, 2025, negative $6,779 thousands).

During the six months ended June 30, 2026, the Company’s overall position of cash and cash equivalents decreased by $7,846 thousands (Six months ended June 30, 2025, increase by $1,353 thousands). This change in cash and cash equivalents can be attributed to the following:

•The Company’s net cash used in operating activities during the six months ended June 30, 2026, was $4,170 thousands as compared to net cash used of $2,883 thousands for the six months ended June 30, 2025. The increase was primarily driven by changes in working capital, including the timing of collections from customers, payments to suppliers and other accrued liabilities, partially offset by non-cash items included in net loss.

•The Company’s net cash used in investing activities during the six months ended June 30, 2026 was $2,161 thousands as compared to net cash used of $1,272 thousands for the six months ended June 30, 2025. The increase is primarily attributable to the placement of short-term bank deposits and capital expenditures for property and equipment, both of which are aligned with the Company’s ongoing growth strategy and long-term operational infrastructure investments.

•The Company’s net cash used in financing activities during the six months ended June 30, 2026, was $1,515 thousands as compared to net cash provided by financing activities of $5,508 thousands for the six months ended June 30, 2025.

The Company has incurred operating losses since inception and has not yet achieved sustained positive cash flows from operations. Management believes that existing cash and cash equivalents, together with expected cash flows from operations, will be sufficient to fund core operating requirements for at least the next twelve months, assuming the deferral of certain non-essential capital expenditures and the execution of management’s operating plan. However, the Company’s ability to continue as a going concern remains dependent on the successful execution of its plan and, if necessary, access to additional capital. Therefore, the Company has substantial doubts about the Company’s ability to continue as a going concern.

BIOHARVEST SCIENCES INC. Management’s Discussion and Analysis

The Company may seek to raise additional capital to support its long-term growth strategy, including through the issuance of equity or equity-linked securities, debt financing, or other strategic financing arrangements. The Company’s ability to raise additional capital, if and when needed, will depend on, among other things, market conditions, investor demand, and the Company’s operating performance. There can be no assurance that such financing will be available on favorable terms, or at all.

Off Balance Sheet Agreements

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations or arrangements with respect to any obligations under a variable interest equity arrangement.

Transactions with Related Parties

The Company’s key management personnel have the authority and responsibility for overseeing, planning, directing, and controlling the activities of the Company. Key management personnel include members of the Board of Directors, the Chief Executive Officer and the Chief Financial Officer.

The compensation earned by key management for the three and six-months period ended June 30, 2026, and 2025, was as follows:

Related party transactions:

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025

Management fees	453	471	928	926
Share-based payments	180	4	229	11
Accrued interest	-	38	-	78

Related party balances:

	As of June 30, 2026	As of December 31, 2025

Management fees	459	228
Prepaid expenses	(61)	(26)

BIOHARVEST SCIENCES INC. Management’s Discussion and Analysis

Critical Accounting Estimates and Judgements

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses.

The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

a.Liability for Agricultural Research Organization:

Each reporting period, the Company measures the Liability to Agricultural Research Organization, based on discounted cash flows derived from Company’s future anticipated revenues.

b.Incremental borrowing rate:

The Company measures lease liabilities at the present value of future lease payments, discounted using the incremental borrowing rate (“IBR”) when the interest rate implicit in the lease cannot be readily determined. Determining the IBR requires judgment and involves estimating reference interest rates, credit risk adjustments, lease term assumptions and economic environment factors.

Common Share Data

As at the date of this MD&A, the Company had the following securities issued and outstanding:

Common shares	Stock options	Warrants	RSUs
22,667,842	2,550,876	610,742	262,095

Investor Relations Contracts

The Company has no material investor relations contracts.

Contractual Obligations

The Company has no contractual obligations that have not been disclosed.

BIOHARVEST SCIENCES INC. Management’s Discussion and Analysis

Risks and Uncertainties

Global Economic Uncertainty. The Company’s ability to raise capital is subject to the risk of adverse changes in the market value of the Company’s share price. Periods of macroeconomic weakness or recession and heightened market volatility caused by adverse geopolitical developments could increase these risks, potentially resulting in adverse impacts on the Company’s ability to raise further capital on favorable terms. The impact of geopolitical tension, such as the conflict in the Middle East, a deterioration in the bilateral relationship between the US and China or an escalation in conflict between Russia and Ukraine, including any resulting sanctions, export controls or other restrictive actions that may be imposed by the US and/or other countries against governmental or other entities in, for example, Russia, also could lead to disruption, instability and volatility in global trade patterns, which may in turn impact the Company’s ability to source necessary raw materials and other inputs for manufacturing or the Company’s ability to close new revenue generating orders.

Geographical Risks. The Company’s principal place of business, operations and its facilities, where most of its employees are employed, are located in Rehovot and Yavne, Israel. In addition, the majority of the Company’s key employees and senior management are Israeli citizens. Accordingly, political, economic, and military conditions in Israel may directly affect the Company’s business.

On October 7, 2023, Hamas militants infiltrated Israel’s southern border from the Gaza Strip and carried out attacks against civilian and military targets in Israel. Following these events, the Government of Israel declared war against Hamas and the Israel Defense Forces initiated a large-scale mobilization of military reservists. Hostilities between Israel and Hamas continued through 2023, 2024 and 2025. On October 9, 2025, the Israeli Cabinet approved a ceasefire and hostage exchange agreement between Israel and Hamas that was brokered by the United States and took effect on October 10, 2025.

During this period, hostilities also escalated along Israel’s northern border involving Hezbollah forces operating from Lebanon. On November 27, 2024, Israel and Lebanon agreed to a ceasefire arrangement that remained in effect until February 18, 2025.

In June 2025, tensions between Israel and Iran escalated significantly and resulted in military operations between the two countries. On June 24, 2025, Israel and Iran agreed to an immediate ceasefire.

On February 28, 2026, the United States and Israel conducted coordinated aerial operations targeting military and governmental facilities in Iran. Subsequently, Iran launched missile attacks across parts of the Middle East and Hezbollah launched barrages of rockets toward northern Israel, leading to retaliatory actions by Israel.

On April 5, 2026, a ceasefire agreement was reached between Israel, the United States and Iran, which took effect immediately. As of the date of this MD&A, the ceasefire remains in place and the immediate hostilities have subsided.

Notwithstanding the ceasefire, the regional security situation continues to create uncertainty and could adversely affect Israel’s economy, the Company’s operations, employees, business partners, supply chain and overall business environment. The Company confirms that it has a business continuity plan and procedures in place, ensuring operational and financial continuity. As of the

BIOHARVEST SCIENCES INC. Management’s Discussion and Analysis

date of this MD&A, the Company has not experienced a material adverse impact on its operations; however, the Company continues to monitor the situation closely and cannot predict the ultimate impact that these developments may have on its business, financial condition or results of operations.

Market Risks. The Company’s securities trade on public markets and the trading value thereof is determined by the evaluations, perceptions and sentiments of both individual investors and the investment community taken as a whole. Such evaluations, perceptions and sentiments are subject to change, both in short-term time horizons and long-term time horizons. An adverse change in investor evaluations, perceptions and sentiments could have a material adverse outcome on the Company and its securities.

Financing Risks. The Company will be dependent on raising capital through a combination of debt and/or equity offerings. There can be no assurance that the capital markets will remain favorable in the future, and/or that the Company will be able to raise the financing needed to continue its business at favorable terms, or at all. Restrictions on the Company’s ability to finance could have a material adverse outcome on the Company and its securities.

Share Price Volatility and Price Fluctuations. In recent years, the securities markets all over the world have experienced a high level of price and volume volatility, and the market prices of securities of many corporations have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.

Key Personnel Risks. The Company’s efforts are dependent to a large degree on the skills and experience of certain of its key personnel, including the board of directors. The Company does not maintain “key man” insurance policies on these individuals. Should the availability of these persons’ skills and experience be in any way reduced or curtailed, this could have a material adverse outcome on the Company and its securities.

General Business Risk and Liability. Given the nature of the Company’s business, it may from time to time be subject to claims or complaints from investors or others in the normal course of business. The legal risk facing the Company, its directors, officers and employees in this respect includes potential liability for violations of securities laws, breach of fiduciary duty or misuse of investors’ funds. Some violations of securities laws and breach of fiduciary duty could result in civil liability, fines, sanctions or the suspension or revocation of the Company’s right to carry on its existing business. The Company may incur significant costs in connection with such potential liabilities.

Competition. There is the potential that the Company will face intense competition from other companies, some of which can be expected to have more financial resources, industry, manufacturing and marketing experience than the Company. Additionally, there is potential that the industry will undergo consolidation, creating larger companies that may have increased geographic scope and other economies of scale. Increased competition between larger, better-financed competitors with geographic or other structural advantages could materially and adversely affect the business, financial condition and results of operations of the Company. To remain competitive, the Company will require a continued level of investment in research and development, marketing, sales and client support. The Company may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations of the Company.

BIOHARVEST SCIENCES INC. Management’s Discussion and Analysis

Reliance on Key Business Inputs. The Company’s business is dependent on a number of key inputs and their related costs including raw materials and suppliers related to its growing operations as well as electricity, water, and other utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Company. Any liability to secure required supplies and services or to do so on appropriate terms could also have a materially adverse impact on the business, financial condition, and operating results of the Company.

Potential product recalls. Manufacturers and distributers of products are sometimes subjected to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packing safety and inadequate or inaccurate labeling disclosers. If the Company’s product is recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expenses of the recall and any legal proceedings that might arise in connection with the recall.

The Company may lose a significant number of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention.

Although the Company had detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problem will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuit. Additionally, if one of the Company’s products was subject to recall, the image of the Company could be harmed. A recall for any one of the foregoing reasons could lead to decreased demand for the Company’s products and could have a material adverse effect on the results of operations and financial condition of the Company.

History of Net Losses; Accumulated Deficit; Lack of Revenue from Operations. The Company has incurred net losses to date. The Company may continue to incur losses. There is no certainty that the Company will operate profitably or provide a return on investment in the future.

Uninsurable risks. The Company may become subject to liability for events against which it cannot insure or against which it may elect not to insure. Such events could result in substantial damage to property and personal injury. The payment of any such liabilities may have a material, adverse effect on the Company’s financial position.

No History of Dividends. Since incorporation, the Company has not paid any cash or other dividends on its common stock and does not expect to pay such dividends in the foreseeable future, as all available funds will be invested primarily to finance the Company’s operations. The Company will need to achieve profitability prior to any dividends being declared.

BIOHARVEST SCIENCES INC. Management’s Discussion and Analysis

Other Information

Additional information related to the Company is available for viewing on SEDAR+ at www.sedarplus.ca. This additional information is not incorporated into this Management’s Discussion and Analysis and does not constitute a part of this Management’s Discussion and Analysis.